EXHIBIT (a)(1)(ix)
DELEK US HOLDINGS, INC.
INSTRUCTIONS FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER
1.	Delivery of Election Form. A properly completed and duly executed Election Form must be received by the Option Exchange Administrator before the expiration of the Offer at 10:00 p.m. Central Time on June 10, 2009 (unless the Offer is extended). We will not accept delivery of any Election Form after expiration of the Offer. If we do not receive a properly completed and duly executed Election Form (either electronically through the Offer website at https://delekus.equitybenefits.com/ (the “Offer Website”) or through a paper Election Form) from you before the expiration of the Offer, we will not accept your Eligible Options for exchange and such Eligible Options will not be exchanged pursuant to this Offer. If you are not able to submit your election electronically via the Offer Website as a result of technical failures, such as the Offer Website being unavailable or the Offer Website not accepting your election, or if you do not otherwise have access to the Offer Website for any reason (including lack of access to internet services), you must complete a paper Election Form and return it to the Option Exchange Administrator, by facsimile or by hand delivery, at Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, TN 37027, facsimile number (615) 435-1271, e-mail option.exchange@delekus.com before the expiration of the Offer at 10:00 p.m., Central Time, on June 10, 2009 (unless the Offer is extended). To obtain a paper Election Form, please either print the Election Form from the Offer Website or contact the Option Exchange Administrator as indicated above. We intend to confirm the receipt of your Election Form by e-mail within two U.S. business days. If you have not received an e-mail confirmation that we received your response, we recommend that you confirm that we have received your Election Form. Following the close of the second U.S. business day after making your election, you may contact the Option Exchange Administrator to confirm our receipt of your Election Form. You may change your election after you have submitted an Election Form by submitting a new Election Form at any time before the expiration of the Offer at 10:00 p.m., Central Time, on June 10, 2009 (unless the Offer is extended). If we extend the expiration of the Offer, you may submit a new Election Form with respect to some or all of your Eligible Options at any time until the extended Offer expires. You may change your election as many times as you wish, but you will be bound by the last properly submitted Election Form we receive before the expiration of the Offer at 10:00 p.m. Central Time on June 10, 2009 (unless the Offer is extended). To validly change your election, you must either (a) access the Offer Website and complete and deliver a new Election Form electronically or (b) complete and deliver a new paper Election Form to the Option Exchange Administrator, by facsimile or hand delivery, at Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, TN 37027, facsimile number (615) 435-1271, e-mail option.exchange@delekus.com prior to the expiration of the Offer. You should print or make a copy of all Election Forms and confirmation statements (if you submit electronically) and keep those documents with your other records for the Offer. Participation in the Offer is voluntary. If you decline to exchange some or all of your Eligible Options pursuant to the Offer, you will retain the Eligible Options under their original terms.

2.	Exchange. If you intend to exchange your Eligible Options pursuant to the Offer, you must (a) access your account at the Offer Website and properly complete and duly execute the Election Form or (b) complete and properly submit a duly executed and dated paper Election Form.

3.	Signatures on This Election Form. You must electronically sign the Election Form if you submit your election through the Offer Website. If you submit a paper Election Form you must physically sign the Election Form.

4.	Requests for Assistance or Paper Copies. If you need paper copies of the Offer documents or the Election Forms, you should contact the Option Exchange Administrator at Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, TN 37027, facsimile number (615) 435-1271, e-mail option.exchange@delekus.com. Copies will be furnished to you promptly at our expense. You can also view and print documents at the Offer Website. For questions concerning this Offer, please contact the Option Exchange Administrator as indicated above.

5.	Reservation of Rights. We reserve the right, at our discretion, at any time, to extend the period of time during which the Offer is open and delay the acceptance for exchange of any options. If we elect to extend the period of time during which this Offer is open, we will provide written notice of the extension and delay, as described below. If we extend the expiration date of the Offer, we will also extend your right to make or withdraw elections with respect to Eligible Options until such extended expiration date. In the case of an extension, we

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EXHIBIT (a)(1)(ix)
will issue a press release, e-mail or other form of communication no later than 8:00 a.m., Central Time, on the next U.S. business day after the previously scheduled expiration date. We also reserve the right, in our reasonable judgment, before the expiration date, to terminate the Offer by giving written notice of the termination to you or by making a public announcement of the termination. Subject to compliance with applicable law, we further reserve the right, before the expiration date, in our discretion, to amend the Offer in any respect, including by decreasing or increasing the consideration offered in this Offer or by decreasing or increasing the number of options being sought in this Offer.

6.	Important Tax Information. If you are a United States tax resident, you should refer to Section 13 of the Offering Memorandum, which contains material U.S. federal income tax information concerning the Offer. We strongly recommend that you consult your financial, legal and/or tax advisors with respect to the federal, state and local tax consequences of participating or not participating in the Offer.

7.	Copies. You should print or otherwise make a copy of this Election Form after you have completed and electronically signed it, and retain it for your records.

8.	Paper Delivery. If you are unable to submit your election electronically via the Offer Website as a result of technical failures of the Offer Website (such as the Offer Website being unavailable or the Offer Website not accepting your election) or if you do not otherwise have access to the Offer Website for any reason (including lack of access to internet services), you must complete a paper Election Form and return it to the Option Exchange Administrator, by facsimile or hand delivery, at Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, TN 37027, facsimile number (615) 435-1271, e-mail option.exchange@delekus.com before the expiration of the Offer at 10:00 p.m., Central Time, on June 10, 2009 (unless the Offer is extended). To obtain a paper Election Form, please either print this Election Form or contact the Option Exchange Administrator as indicated above.
IMPORTANT:
     In order for you to participate in the Offer, a valid, completed and signed Election Form must be received by the Option Exchange Administrator before the expiration of the Offer at 10:00 p.m., Central Time, on June 10, 2009 (unless the Offer is extended).

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